MANOR PARK CONSTRUCTION LLC

Profit and Loss

January - December 2019

	TOTAL
Income	
Sales	24,745.00
Total Income	**$24,745.00**
Cost of Goods Sold	
Contractors	1,500.00
Cost of Goods Sold	10,803.60
Job Supplies	380.40
Total Cost of Goods Sold	**$12,684.00**
GROSS PROFIT	**$12,061.00**
Expenses	
Advertising & Marketing	7.00
Car & Truck	2,025.77
Meals & Entertainment	71.10
Office Supplies & Software	51.22
Taxes & Licenses	206.80
Total Expenses	**$2,361.89**
NET OPERATING INCOME	**$9,699.11**
NET INCOME	**$9,699.11**

MANOR PARK CONSTRUCTION LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital Bank Checking 0611	1,384.77
Total Bank Accounts	**$1,384.77**
Total Current Assets	**$1,384.77**
Fixed Assets	
Ford 150 Truck	0.00
Depreciation	-13,834.00
Original cost	23,500.00
Total Ford 150 Truck	**9,666.00**
Total Fixed Assets	**$9,666.00**
TOTAL ASSETS	**$11,050.77**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	1,576.30
Owner's Draw	-224.64
Retained Earnings	0.00
Net Income	9,699.11
Total Equity	**$11,050.77**
TOTAL LIABILITIES AND EQUITY	**$11,050.77**

MANOR PARK CONSTRUCTION LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,699.11
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Ford 150 Truck:Depreciation	13,834.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**13,834.00**
Net cash provided by operating activities	**$23,533.11**
INVESTING ACTIVITIES	
Ford 150 Truck:Original cost	-23,500.00
Net cash provided by investing activities	**$ -23,500.00**
FINANCING ACTIVITIES	
Opening Balance Equity	1,576.30
Owner's Draw	-224.64
Net cash provided by financing activities	**$1,351.66**
NET CASH INCREASE FOR PERIOD	**$1,384.77**
CASH AT END OF PERIOD	**$1,384.77**